Exhibit 11 - Statement re: Computation of Per Share Earnings

The following represent the computation of per share earnings for the period ended October 31, 2006:

Weighted average number of shares outstanding as at October 31, 2006 (*)	2,301,370

Accumulated losses for the period from inception to October 31, 2006	$17,120

Loss per share	$0.01

(*)	This represents the shares being issued since January 24, 2006, date of inception to October 31, 2006, based on the weighted average number of shares outstanding during the period.

There have been no shares issued since October 31, 2006 and no stock options are outstanding since inception and the period subsequent to October 31, 2006.